Exhibit 99.1

Patria Reports First Quarter 2022 Earnings Results

Grand Cayman, Cayman Islands, May 10, 2022 – Patria (Nasdaq:PAX) reported today its unaudited results for the first quarter ended March 31, 2022. The full detailed presentation of Patria's first quarter 2022 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/.

Alex Saigh, Patria’s CEO, said: “Patria’s results for the 1st quarter reflect excellent momentum to start the year, and resiliency amid a challenging global backdrop. Our platform secured new capital inflows of $1.5 billion across a diverse range of products, strong investment performance drove our net accrued performance fees to more than $500 million, and we are on track to deliver FRE growth of more than 50% in 2022.”

Financial Highlights (reported in $ USD)

Patria IFRS results included $18.3 million of net income in Q1 2022. Patria generated Fee Related Earnings of $31.9 million in Q1 2022, up 85% from $17.3 million in Q1 2021, with an FRE margin of 58%. Distributable Earnings were $35.0 million for Q1 2022, or $0.24 per share, up 90% compared to Q1 2021 on a per share basis.

Dividends

Patria has declared a quarterly dividend of $0.202 per share to record holders of common stock at the close of business on June 2, 2022. This dividend will be paid on June 16, 2022.

Conference Call

Patria will host its first quarter 2022 earnings conference call via public webcast on May 10, 2022 at 9:00 a.m. ET. To register and join, please use the following link:

https://edge.media-server.com/mmc/p/cdw24zyk

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion.

About Patria

Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $27.6 billion, and a global presence with offices in 9 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contact

Josh Wood

t +1 917 769 1611

josh.wood@patria.com

Andre Medina

t +1 345 640 4904

andre.medina@patria.com